April 12, 2019

Badrinarayanan Kothandaraman
President and Chief Executive Officer
Enphase Energy, Inc.
47281 Bayside Pkwy
Fremont, CA 94538

       Re: Enphase Energy, Inc.
           Registration Statement on Form S-3
           File No. 333-230716

Dear Mr. Kothandaraman :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at (202) 551-3663 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    John Sellers